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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULES 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                     FOR THE MONTH OF       MAY, 2000
                                     -----------------------

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
                    ----------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)




         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

                     FORM 20-F [X]           FORM 40-F [ ]
                              -----                   -----

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

                              YES            NO [X]
                                  -----        -----

         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g-3-2(b): 82_____].





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(ROYAL CARIBBEAN INTERNATIONAL LOGO)                  (CELEBRITY CRUISES LOGO)


                                                      Contact: Lynn Martenstein
                                                            (305) 539-6573
                                                           Michael Sheehan
                                                            (305) 539-6572

                                                        For Immediate Release


           ROYAL CARIBBEAN CRUISES LTD. INVESTS IN STRATEGIC ALLIANCE

                AND NEW CRUISE LINE WITH FIRST CHOICE HOLIDAYS -

                    ONE OF THE U.K.'S LARGEST TOUR OPERATORS

MIAMI - (May 18, 2000) - Royal Caribbean Cruises Ltd. (NYSE & OSE: RCL) announced today the investment in a multi-faceted strategic alliance and the start-up of a joint venture cruise line with First Choice Holidays (FTSE: FCD), one of the United Kingdom's (U.K.) largest integrated tour operators.

         Based in the U.K., First Choice serves over 4 million customers annually in the U.K. and Canada. First Choice's brands include First Choice, Unijet, Hayes & Jarvis, Suncars, Sovereign and Sunsail, among others. First Choice also has a charter airline with 25 aircraft operated under the name Air 2000, a seat broker, Viking International, as well as the world's largest yacht holiday rental company.

         Royal Caribbean will purchase a new issue of convertible preferred stock for approximately $300 million from First Choice. The convertible preferred stock carries a 6 3/4% coupon and provides for conversion at a price of 190 pence per share. If fully converted, Royal Caribbean's holding would represent approximately a 20% interest in First Choice. The issuance of the convertible preferred stock will allow First Choice to accelerate its growth opportunities in the rapidly consolidating European tour operator business. Under the terms of the agreement, Royal Caribbean will be entitled to representation on the board of directors of First Choice. Completion of the transaction is subject to First Choice shareholder and regulatory approval.




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                           CORPORATE COMMUNICATIONS
-------------------------------------------------------------------------------
                 1050 Caribbean Way - Miami, FL 33132-2096 USA
          tel:305-539-6573 - fax:305-536-0140 - www.royalcaribbean.com

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ROYAL CARIBBEAN CRUISES LTD. INVESTS IN STRATEGIC ALLIANCE
AND NEW CRUISE LINE WITH FIRST CHOICE HOLIDAYS -
ONE OF THE U.K.'S LARGEST TOUR OPERATORS                                2,2,2,2

         Royal Caribbean, which operates the Royal Caribbean International and Celebrity Cruises brands, expects to quickly see a positive impact to its European passenger sourcing. First Choice will provide both brands with a significantly larger distribution base in the U.K. The brands will benefit from access to First Choice's significant retail brands, Travel Choice, Travel Choice Express and Holiday Hypermarkets, as well as use of its new distribution technology, including its unique interactive digital sales technology and online e-retail outlets. Plans are also in place to provide special training and promotional material geared at increasing the distribution of the Royal Caribbean brands.

         Independently, Royal Caribbean and First Choice will launch a new cruise brand targeting the mass-market European vacationer through a joint venture. Viking Serenade, a 1,500-passenger ship currently operated under the Royal Caribbean International brand, will be the first ship operated by the new cruise line, which has yet to be named. As part of the transaction, Viking Serenade will be renamed and offer itineraries out of the Mediterranean in summer and out of the Caribbean in winter. Operations will begin in the spring of 2001. Viking Serenade will be transferred from Royal Caribbean Cruises Ltd. upon completion of the strategic alliance to the new company at an agreed valuation of approximately $100 million. Royal Caribbean and First Choice will each subscribe approximately $50 million for 50 percent of the joint venture.

         "This transaction demonstrates our continued commitment to expanding the global reach of the Royal Caribbean International and Celebrity Cruises brands," said Richard D. Fain, chairman and chief executive officer of Royal Caribbean Cruises Ltd. "Over the past few months, we have worked closely with the First Choice management team and gained an appreciation of its marketing and distribution experience. We are convinced that the alliance between the two companies will create significant new demand for our cruise brands, and are delighted to have this opportunity to invest in one of the U.K.'s leading tour operators."



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ROYAL CARIBBEAN CRUISES LTD. INVESTS IN STRATEGIC ALLIANCE
AND NEW CRUISE LINE WITH FIRST CHOICE HOLIDAYS -
ONE OF THE U.K.'S LARGEST TOUR OPERATORS                                3,3,3,3


         Goldman, Sachs & Co. acted as financial advisor for Royal Caribbean Cruises Ltd. on this transaction.

         Royal Caribbean Cruises Ltd. is a global cruise company that owns Royal Caribbean International and Celebrity Cruises. The brands' combined fleet consists of 17 vessels in service, with 12 additional ships on order. For additional information about Royal Caribbean Cruises Ltd., please visit www.royalcaribbean.com, www.celebritycruises.com or www.rclinvestor.com.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ROYAL CARIBBEAN CRUISES LTD.
                                       ----------------------------
                                               (Registrant)



Date: June 1, 2000                     By: /s/ RICHARD J. GLASIER
                                          -------------------------------------
                                               Richard J. Glasier
                                               Executive Vice President
                                                    and Chief Financial Officer